June 6, 2005

Craig Wilson

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Verity, Inc. (File No. 000-26880)

Form 10-K for the fiscal year ended May 31, 2004

Form 10-Q for the quarters ended August 31 and November 30, 2004 and February 28, 2005

Gentlemen:

On behalf of Verity, Inc., we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 23, 2005, with respect to the periodic reports referenced above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience, have been incorporated into this response letter.

Form 10-K: For the Fiscal Year Ended May 31, 2004

Item 9A. Controls and Procedures, page 41

1.	We note your disclosure that your “Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of May 31, 2004, to provide reasonable assurance that the information required to be disclosed by us in this Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and Form 10-K.” Tell us how you officers considered Exchange Act Rule 13a-15(e) concluding that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

We have developed numerous processes and controls to ensure that disclosure of information that is required to be disclosed in the forms 10-K and 10-Q we file or submit under the Exchange Act is complete, timely and communicated to management to allow us to make

Craig Wilson

Securities and Exchange Commission

June 6, 2005

timely decisions about required disclosures. Examples of these processes and controls include but are not limited to:

• We have developed systematic communication vehicles ensuring information essential for disclosure is made known to people involved with the disclosure process within Verity. This includes weekly staff meetings held by the Chief Executive Officer and the Executive Staff, and similar weekly staff meetings for Executive Staff and their direct reports. Additionally, the Chief Executive Officer hosts quarterly all hands meetings where all employees of Verity participate and are free to ask questions or make comments either during the meeting or anonymously in writing before the meeting.

• We have established a formal Disclosure Committee within Verity. The Committee members include representatives from Senior Management, Finance, Legal and Marketing. Collectively, these members are knowledgeable about our operations, market and competitive environment, finance and disclosure requirements. This committee is involved with drafting and reviewing all Forms10-K and 10-Q.

• To ensure timely disclosure, we publish an internal quarterly close and compliance calendar. This timeline incorporates adequate review time for the Disclosure Committee, Chief Executive Officer and Chief Financial Officer.

• To ensure thorough and complete disclosure, we complete a disclosure checklist to ensure comprehensive disclosure for submittal of Forms 10-K and 10-Q.

• We mandate the signing of internal representation letters for all members of the Disclosure Committee and key Sales personnel before filing all Forms 10-K and 10-Q.

• We encourage and pay for continuing education for all employees including disclosure committee members to stay current and knowledgeable on current issues, which may impact our disclosure requirements.

All filings are reviewed and signed of by our Chief Executive Officer and Chief Financial Officer. This review entails both qualitative and quantitative review of the Form 10-K or 10-Q itself as well as assurance that the above procedure and controls are in place at the applicable date and have been applied for each SEC filing.

In our last two Quarterly Reports on Form 10-Q we revised the language, and in future filings we will continue to use this revised language, to address all reports that we file under the Exchange Act, not just the report that we are then filing.

With regards to our process for timely filings of our Form 8-K, our Chief Executive Officer, Chief Financial Officer, Board of Directors, Finance and Legal organizations, and Senior Management are responsible for communicating any material events or significant changes in our operations to the Company’s Chief Financial Officer. They

Craig Wilson

Securities and Exchange Commission

June 6, 2005

have also been provided a summary sheet of events requiring disclosure under Form 8-K. Our Chief Financial Officer engages our outside counsel to determine whether or not material events or significant changes in our operations require disclosure. Upon determination that a Form 8-K is required, our Chief Financial Officer works with internal personnel and outside counsel to ensure our disclosure obligation is met in a timely matter.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 52

2.	We note that a number of the Company’s contracts are with government agencies. Supplementally tell us how you considered paragraphs 32-33 of SOP 97-2 in accounting for fiscal funding clauses included in your software arrangements. Also tell us how fiscal funding clauses or other government contract contingencies impact your revenue recognition for other services and products you provide.

Although Verity does business with various governmental units, very few contracts have fiscal funding clauses. Where such a clause exists, Verity obtains representation from the government customer that the funds are available and approved. Based on the representation received from the government customer, Verity has concluded the probability of cancellation is remote and, in accordance with paragraphs 32-33 of SOP 97-2, revenue is recognized. In those cases where representation is not provided, revenue is deferred until representation or cash is received. Verity has not experienced instances of order cancellation or failure to collect accounts receivable, nor have concessions been granted due to fiscal funding clauses.

If other service or product arrangements have fiscal funding clauses or other government contract contingencies, such as an acceptance clause, each contingency is assessed to determine its impact on Verity’s ability to recognize revenue in accordance with the applicable revenue recognition principles of SOP 97-2, 81-1 or SAB 101. Verity ensures that all contingencies affecting revenue recognition are removed before revenue is recognized.

Note 4. Business Combinations, page 57

3.

Tell us how you considered Rule 3-05 and Article 11 of Regulation S-X in determining the financial statement requirements in the Cardiff Software acquisition. Also, supplementally, provide us with your calculation of the significance test pursuant to Rule 1-02(w) of Regulations S-X. Please note that considering the Company recorded pretax net income in the most recent fiscal year preceding the acquisition, if Cardiff Software

Craig Wilson

Securities and Exchange Commission

June 6, 2005

reported a pretax loss in the same period; you should use absolute values in determining the significance of this acquisition.

Shortly after our acquisition of Cardiff Software in fiscal Q3 of 2004, we conducted a significance test pursuant to Rule 1-02 (w) of Regulation SX. The significance test included:

1.	Verity’s investment in and advances to the subsidiary (Cardiff purchase price)	$65,569,000
	Verity’s total assets as of May 31, 2003	$332,535,000

	Percentage of Verity’s total assets	19.72%

2.	Cardiff’s total assets as of December 31, 2003	$21,954,000
	Verity’s total assets as of May 31, 2003	$332,535,000

	Percentage of Verity’s total assets	6.60%

3.	Cardiff’s net income before income taxes for the year ended December 31, 2003	$1,122,000
	Verity’s net income before income taxes for the year ended May 31, 2003	$18,775,000

	Percentage of Verity’s net income before income taxes	5.98%

The results of the significance test were used to conclude that audited financial statements were not required to be provided under Rule 3-05 2(i) since none of Cardiff’s proportionate contribution percentages were greater than 20%.

February 28, 2005 – Form 10-Q

Note 1 – Interim Financial Data

Reclassifications, page 6

4.	We note that the Company reclassified auction rate securities of $53.3 million as of May 31, 2004 from cash and cash equivalents to short-term investments on its consolidated balance sheet. Tell us what consideration you have given to restating the Company’s May 31, 2004 Form 10-K. Also, tell us what consideration you have given to your Item 307 requirements for disclosure controls and procedures and the 308(c) reporting requirements regarding changes in internal control procedures.

Craig Wilson

Securities and Exchange Commission

June 6, 2005

Until fiscal Q3 of 2005, we believed that auction rate securities were properly classified as cash and cash equivalents since these instruments were highly liquid investments and the reset date (date which instrument could be sold at par) was less than 90 days.

After reviewing interpretative guidance published by PricewaterhouseCoopers in fiscal Q3 of 2005, we concluded that the stated or contractual maturity, not the reset date, was the proper date for calculating the original maturity. As a result, we recognized that we had incorrectly reported auction rate securities in cash and cash equivalents in previous financial statements.

Upon this determination, we assessed whether such misclassification was a material error requiring restatement and determined it was not. The key factors we used in reaching this determination were the following:

a)	The reclassification had no impact on our net income or stockholder’s equity.

b)	The reclassification had no impact on our total current assets.

c)	The reclassification had no impact to our key ratios including current and debt/equity ratios.

d)	The reclassification had no impact on our cash flows generated from operations.

e)	We have no debt and therefore no loan covenants were breached as a result of the misclassification.

Before filing our Form 10-Q in fiscal Q3 of 2005, the aforementioned factors lead us to conclude that the misclassification was not a material error requiring restatement. We determined the proper action was to reclassify the presentation of the prior financial statements to conform to the current presentation, which categorizes auction rate securities as part of short-term investments.

In considering the requirements of Item 307, the Company believes no additional disclosures were warranted. As discussed above, our disclosure controls were acting appropriately and upon the release of the interpretative guidance from PricewaterhouseCoopers, the disclosure controls then necessitated the qualitative review. As there were no changes made to the internal control over financial reporting as a result of this reclassification, no additional or other disclosure was required by Item 308 reporting.

* * * *

In addition, pursuant to your request, Verity acknowledges:

•	Verity is responsible for the adequacy and accuracy of the disclosure in the filing;

Craig Wilson

Securities and Exchange Commission

June 6, 2005

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Verity may not assert Staff comments as a defense is any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (408) 542-2056 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/    Steven R. Springsteel

Senior Vice President and Chief Financial Officer

cc:	Megan Akst, Staff Accountant, U.S. Securities and Exchange Commission

Kathleen Collins, Branch Chief, U.S. Securities and Exchange Commission